

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

David Rench
Chief Financial Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

> **Re: Applied Blockchain, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 1, 2022**
> **File No. 333-258818**

Dear Mr. Rench:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2022 letter.

Amendment No. 6 to Registration Statement on Form S-1

Management's Discussion and Analysis
Components of Results of Operations, page 42

1. We note your response to prior comment 4. With a view towards disclosure, please tell us how you valued the 8,200,000 shares of restricted common stock issued to non-employee directors and senior officers on January 18, 2022. Tell us if these shares were valued similarly to the 10,750,000 restricted stock units granted to certain of your consultants. Also, revise your discussion of results of operations, in accordance with Item 303(b)(2)(ii) of Regulation S-K, to disclose and to quantify the unfavorable impact of the issuance of the restricted common stock on your future income from continuing operations.

Consolidated Statements of Cash Flows, page F-20

2.   We note from page F-26 that you earned over $2 million in cryptoassets through mining. Transactions such as these appear to be non-cash revenue transactions and should be reflected as a reconciling item between net/income (loss) to cash flows from operations in accordance with ASC 230.

Financial Statements
5. Revenue From Contracts With Customers, page F-25

3.   We note that you are entitled to theoretical fractional shares of cryptoasset awards less fees to the mining operator. Tell us whether you receive consideration net of these fees or if you make separate payments to the mining pool operator. Clarify how these revenues and fees are accounted for and whether they are reported on a gross or a net basis. Provide your support for accounting for these fees. We refer you to ASC 606-10-32-25.

4.   We note that you recognize cryptocurrency revenue, measured at fair value on the date received, which is not materially different than the fair value at contract inception or the time you earn the award. In light of the volatile nature of cryptocurrency prices, tell us and disclose how you constrain variable consideration. Further, provide us with your analysis supporting your assertion that the differences between recording fair value at the date the cryptocurrency is received is not materially different than the estimated fair value at contract inception.

5.   We note that the provision of providing computing power is the only performance obligation in your contracts with mining pool operators. Clarify whether you satisfy this performance obligation over time or at a point in time. Please provide us with your analysis of how you considered ASC 606-10-25-24.

6.   Please clarify for us the period during which each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your reply, please clarify whether your right or the pool operator's right to terminate the contract governing your participation in the pool is conditional. Please also summarize the material rights and obligations of each party to your pool participation contracts.

7.   Please clarify for us what computing power you are compensated for. For example, are you only compensated for successful block placement by the pool operator; that is, are you entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing?

8.   Tell us the span of time between successful placements of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

David Rench
Applied Blockchain, Inc.
February 18, 2022
Page 3

9. We note that you state that "[t]here is currently no specific definitive guidance under GAAP" and that there is no "alternative accounting framework for the accounting for cryptoassets recognized..." Please help us understand the basis for these statements and your accounting policies. Consider whether these statements need to be revised or removed.

15. Subsequent Events
Equity Compensation, page F-32

10. Please disclose how you account for and determine the value of share-based compensation as required by ASC 718-10-50.

General

11. We note that the newly filed consent of Marcum LLP refers to the fifth amendment of this Form S-1, File No. 333-258818, filed on January 24, 2022. Please amend to file an updated consent that refers to the appropriate amendment.

 You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Carol Sherman